AMENDMENT NO. 1

Dated as of February 26, 2008

to

AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of December 14, 2006

THIS AMENDMENT NO. 1 ("Amendment") is made as of February 26, 2008 (the "Effective Date") by and among Franklin Electric Co., Inc., an Indiana corporation (the "Borrower"), the financial institutions listed on the signature pages hereof and JPMorgan Chase Bank, National Association, as Administrative Agent (the "Administrative Agent"), under that certain Credit Agreement dated as of December 14, 2006 by and among the Borrower, the Lenders and the Administrative Agent (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Credit Agreement.

WHEREAS, the Borrower has requested that certain modifications be made to the Credit Agreement;

WHEREAS, the Borrower, the Lenders party hereto and the Administrative Agent have agreed to amend the Credit Agreement on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, the Lenders party hereto and the Administrative Agent hereby agree to the following amendments to the Credit Agreement.

1.   Amendments to Credit Agreement. Effective as of the Effective Date but subject to the satisfaction of the conditions precedent set forth in Section 2 below, the Credit Agreement is hereby amended as follows:

(a)   Section 5.08 (Leverage Ratio) of the Credit Agreement is hereby amended by deleting the language now contained therein and substituting the following therefor:

"As of the end of each fiscal quarter ending on or about December 31, 2007 or before and the end of each fiscal quarter ending on or about June 30, 2009 or thereafter, the Leverage Ratio shall not exceed 3.0 to 1.0, and as of the end of each fiscal quarter ending on or about March 29, 2008 or thereafter to and including the fiscal quarter ending on or about April 4, 2009, the Leverage Ratio shall not exceed 3.5 to 1.0."

(b)   The Pricing Schedule to the Credit Agreement is hereby amended by deleting the Pricing Schedule now attached to the Credit Agreement and substituting therefor the Pricing Schedule attached to this Amendment.

2.   <u>Conditions of Effectiveness</u>. The effectiveness of this Amendment is subject to the conditions precedent that the Administrative Agent shall have received (i) counterparts of this Amendment duly executed by the Borrower, the Required Lenders and the Administrative Agent and (ii) for the account of each Lender which delivers its executed signature page hereto by such time as is requested by the Administrative Agent, a work fee equal to $5,000.

3.   <u>Representations and Warranties of the Borrower</u>. The Borrower hereby represents and warrants as follows:

(a)   This Amendment and the Credit Agreement as amended hereby constitute legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)   As of the date hereof and after giving effect to the terms of this Amendment, (i) no Default shall have occurred and be continuing and (ii) the representations and warranties of the Borrower set forth in the Credit Agreement, as amended hereby, are true and correct in all material respects as of the date hereof (other than such representations and warranties as are made of a specific earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date).

4.   <u>Reference to and Effect on the Credit Agreement</u>.

(a)   Upon the effectiveness hereof, each reference to the Credit Agreement in the Credit Agreement or any other Loan Document shall mean and be a reference to the Credit Agreement as amended hereby.

(b)   Except as specifically amended above, the Credit Agreement and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

(c)   The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent or the Lenders, nor constitute a waiver of any provision of the Credit Agreement or any other documents, instruments and agreements executed and/or delivered in connection therewith.

5.   <u>Governing Law</u>. This Amendment shall be construed in accordance with and governed by the law of the State of Illinois.

6.   <u>Costs and Expenses</u>. The Borrower agrees to pay all reasonable out-of-pocket costs, fees and other expenses (including attorneys' fees and expenses charged to the Administrative Agent) incurred by the Administrative Agent in connection with the preparation, execution and enforcement of this Amendment.

7.   Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

8.   Counterparts. This Amendment may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[Signature Pages Follow]



IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first above written.

FRANKLIN ELECTRIC CO., INC.,
as the Borrower

By: /s/ Thomas J. Strupp
Name: Thomas J. Strupp
Title: Vice President, CFO and Secretary

JPMORGAN CHASE BANK,
NATIONAL ASSOCIATION,
individually as a Lender and, as the Swingline
Lender, as the Issuing Bank and as the
Administrative Agent

By: _William J. Schafer_

Name: William J. Schafer

Title: S.V.P.

WACHOVIA BANK,
NATIONAL ASSOCIATION,

By:_____

Name: David K. Hall
Title: Director

LASALLE BANK, NATIONAL ASSOCIATION

By: _____

Name: Bijon Jalaie
Title: First Vice President

WELLS FARGO BANK, NATIONAL
ASSOCIATION

By: _____

Name: Daniel R. Van Aken
Title: Vice President

PRICING SCHEDULE

APPLICABLE MARGIN	LEVEL I STATUS	LEVEL II STATUS	LEVEL III STATUS	LEVEL IV STATUS	LEVEL V STATUS	LEVEL VI STATUS
Eurocurrency Loans	0.270%	0.31%	0.40%	0.50%	0.70%	0.90%

APPLICABLE FEE RATE	LEVEL I STATUS	LEVEL II STATUS	LEVEL III STATUS	LEVEL IV STATUS	LEVEL V STATUS	LEVEL VI STATUS
Facility Fee	0.08%	0.09%	0.10%	0.125%	0.175%	0.225%

For purposes of this Schedule, the following terms have the following meanings, subject to the final paragraph of this Schedule:

"Financials" means the annual or quarterly financial statements of the Borrower delivered pursuant to Section 5.01(i) or (ii).

"Level I Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, the Leverage Ratio is less than or equal to 1.0 to 1.00.

"Level II Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status and (ii) the Leverage Ratio is less than or equal to 1.5 to 1.00.

"Level III Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status or Level II Status and (ii) the Leverage Ratio is less than or equal to 2.0 to 1.00.

"Level IV Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status, Level II Status or Level III Status and (ii) the Leverage Ratio is less than or equal to 2.5 to 1.00.

"Level V Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status, Level II Status, Level III Status or Level IV Status and (ii) the Leverage Ratio is less than or equal to 3.00 to 1.00.

"Level VI Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, the Borrower has not qualified for Level I Status, Level II Status, Level III Status, Level IV Status or Level V Status.

"Status" means either Level I Status, Level II Status, Level III Status, Level IV Status or Level V Status or Level VI Status.

The Applicable Margin and Applicable Fee Rate shall be determined in accordance with the foregoing table based on the Borrower's Status as reflected in the then most recent Financials. Adjustments, if any, to the Applicable Margin or Applicable Fee Rate shall be effective five Business Days after the Agent has received the applicable Financials. If the Borrower fails to deliver the Financials to the Agent at the time required pursuant to Section 5.01, then the Applicable Margin and Applicable Fee Rate shall be the highest Applicable Margin and Applicable Fee Rate set forth in the foregoing table until five days after such Financials are so delivered.